SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BROOKS AUTOMATION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

114340 10 2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Robert J. Therrien
Chief Executive Officer
Brooks Automation, Inc.
15 Elizabeth Drive
Chemlsford, MA 01824
(978) 262-2400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Lawrence M. Levy, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$22,387,500	$1,811.15

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,375,954 shares of common stock of Brooks Automation, Inc. having an aggregate value of $22,387,500 as of January 29, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per each $1 million of the value of the transaction.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated March 13, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Brooks Automation, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 15 Elizabeth Drive, Chelmsford, Massachusetts 01824. The telephone number of its principal executive office is 978-262-2400. The information set forth in the Offer to Exchange under Section 15 (“Information Concerning Brooks”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase shares of the Company’s common stock, par value $0.01 per share, having an exercise price of $20.00 per share or more that are outstanding and expiring after April 16, 2004 under the plans listed under Section 1c (“Eligibility”) of the Offer to Exchange (the “Option Plans”), which is incorporated herein by reference, for new options to purchase common stock that will be granted under either the Brooks 2000 Plan or the Brooks 1998 Plan (the “New Options”), upon the terms and subject to the conditions described in (a) the Offer to Exchange; (b) “Frequently Asked Questions”, attached hereto as Exhibit (a)(3); (c) the Election Form attached hereto as Exhibit (a)(4); and (d) the Notice to Withdraw from the Offer attached hereto as Exhibit (a)(5) (collectively, as they may be amended from time to time, the “Offer”). Eligible participants will receive a certain number of shares rounded down to the nearest whole share based upon an exchange ratio derived from a formula incorporating components of the Black-Scholes option pricing model, including, among other factors, the exercise price of the old options. Employees are eligible to participate in the Offer if they are employees of Brooks or one of Brooks’ majority-owned subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are cancelled. In order to receive a New Option, a participant must remain an eligible employee as of the date the New Options are granted. In addition, members of the Board of Directors and the executive officers of Brooks listed on Schedule A to the Offer to Exchange are not eligible to participate. The information set forth in the Offer to Exchange under Section 1 (“Eligibility”) is incorporated herein by reference. As of March 7, 2003, there were options to purchase 8,526,222 shares of the Company’s common stock outstanding. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 2 (“What You May Choose to Exchange; Exchange Ratio”), Section 5 (“Acceptance of Options for Exchange And Cancellation; Issue of New Options”), Section 10 (“Source and Amount of Consideration”) and Section 11 (“Terms of New Options”) is incorporated herein by reference.

(c) The Company’s options eligible for exchange are not actively traded on an exchange. The Company’s common stock underlying the options is traded on the Nasdaq National Market. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying The Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 2 (“What You May Choose To Exchange; Exchange Ratio”), Section 3 (“Timing And Procedures For Surrendering Option Grants For Exchange”), Section 4 (“Withdrawal Rights and Change of Election”), Section 5 (“Acceptance of Options for Exchange And Cancellation; Issue of New Options”), Section 7 (“Conditions to the Offer”), Section 10 (“Source and Amount of Consideration”), Section 11 (“Terms of New Options”), Section 19 (“Status of Options Acquired by Us In The Offer”), Section 20 (“Legal Matters; Regulatory Approvals”), Section 21 (“Material U.S. Federal Income Tax Consequence to Holders of Options Under Brooks 2000 Plan and Brooks 1998 Plan; Consequences of Exchange Offer”), Section 22 (“Material Tax Consequences for Certain Non-U.S. Jurisdictions”), Section 23 (“Material Tax Consequences for Employees Who are Tax Residents in Canada”), Section 24 (“Material Tax Consequences for Employees Who are Tax Residents in Germany”), Section 25 (“Material Tax Consequences for Employees Who are Tax Residents in South Korea”), Section 26 (“Material Tax Consequences for Employees Who are Tax Residents in the United Kingdom”), Section 27 (“Extension of Offer; Termination; Amendment”) and Section 28 (“Fees and expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 1 (“Eligibility”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 18 (“Agreements Involving Brooks’ Securities”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 6 (“Purpose of the Offer; Plans or Proposals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 19 (“Status of Options Acquired By Us In The Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 6 (“Purpose of the Offer; Plans or Proposals”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 10 (“Source and Amount of Consideration”) and Section 28 (“Fees and expenses”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 15 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth (i) in the Offer to Exchange under Section 15 (“Information Concerning Brooks”), Section 29 (“Additional Information Concerning the Offer to Exchange”) and Section 16 (“Summary Financial Information”); (ii) on pages 47 through 91 of the Company’s Annual Report on Form 10-K for its fiscal year ended September 30, 2002; and (iii) on pages 1 through 21 of the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

(b) Not applicable.

(c) The information set forth in the Offer to Exchange under Section 16 (“Summary Financial Information”) is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 18 (“Agreements Involving Brooks’ Securities”) and Section 20 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)

(1) Offer to Exchange, dated March 13, 2003.

(2) Memorandum from Robert J. Therrien, Chief Executive Officer of the Company, dated March 13, 2003.

(3) Frequently Asked Questions.

(4) Election Form.

(5)	Notice to Withdraw from the Offer.

(6)	Brooks Automation, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.

(7)	Brooks Automation, Inc. Quarterly Report on Form 10-Q for its quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)

(1)	Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M&W Zander Holding GmbH and Robert J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company, incorporated herein by reference to the Company’s current report on Form 8-K filed with the Securities Exchange Commission on October 15, 1999.

(2)	Transitional Services Agreement dated September 30, 1999 between the Company and Jenoptik AG relating to the Company’s German manufacturing facility, incorporated herein by reference to Exhibit 10.33 of the Company’s Annual Report on Form 10-K filed with the Securities Exchange Commission on December 29, 1999 for the fiscal year ended September 30, 1999.

(3)	Brooks Automation, Inc. 1998 Employee Equity Incentive Plan.

(4)	Brooks Automation, Inc. 2000 Combination Stock Option Plan.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BROOKS AUTOMATION, INC

/s/ Lynda M. Avallone
Lynda M. Avallone
Vice President, Corporate Treasurer
Date: March 13, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated March 13, 2003.

(a)(2)	Memorandum from Robert J. Therrien, Chief Executive Officer of the Company, dated March 13, 2003.

(a)(3)	Frequently Asked Questions.

(a)(4)	Election Form.

(a)(5)	Notice to Withdraw from the Offer.

(a)(6)	Brooks Automation, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on December 30, 2002 and incorporated herein by reference.

(a)(7)	Brooks Automation, Inc. Quarterly Report on Form 10-Q for its quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

(d)(1)	Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M&W Zander Holding GmbH and Robert J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company, incorporated herein by reference to the Company’s current report on Form 8-K filed with the Securities Exchange Commission on October 15, 1999.

(d)(2)	Transitional Services Agreement dated September 30, 1999 between the Company and Jenoptik AG relating to the Company’s German manufacturing facility, incorporated herein by reference to Exhibit 10.33 of the Company’s Annual Report on Form 10-K filed with the Securities Exchange Commission on December 29, 1999 for the fiscal year ended September 30, 1999.

(d)(3)	Brooks Automation, Inc. 1998 Employee Equity Incentive Plan.

(d)(4)	Brooks Automation, Inc. 2000 Combination Stock Option Plan.